Charrette de Cafe, Corp.
                         8018 East Santa Ana Canyon Road
                                  Suite 100-131
                            Anaheim, California 92808


                                  April 8, 2008


VIA EDGAR (CIK 0001221271)

Ronald E. Alper
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549-0406

Pamela Howell
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549-0406


Re:  Charrette de Cafe, Corp.
     Rule 477 Application for Withdrawal Form RW
     Registration Statement on Form SB-2
     (File No. 333-103641)


Dear Mr. Alper and Miss Howell:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Charrette de Cafe, Corp. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form SB-2 (File No. 333-103641) filed with the Commission on March 6, 2003, as amended on March 22, 2006, April 4, 2006 and January 1, 2007, together with all exhibits thereto (the "Registration Statement").

The Company has determined that it is not in the best interest of the Company to proceed with the Registration Statement at this time. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Company may, however, undertake a subsequent private offering of securities in reliance on Rule 155(c) under the Securities Act.

Mr. Alper & Miss Howell
Securities and Exchange Commission
April 8, 2008
Page 2


The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. Furthermore, there was no circulation of preliminary prospectuses in connection with the proposed transaction and the Registration Statement was not declared effective by the Commission.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact me at (714) 281-1377 or Ronald J. Stauber, the Company's legal counsel (310) 556-0080.

Sincerely,


/s/ SANDRA J. ANDRE
__________________________________________
    Sandra J. Andre
    President and Principal Financial
    and Accounting Officer - Sole Director